May 8, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConforMIS, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-215464

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ConforMIS, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 9, 2017, at 5:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
If you have any questions regarding this request, please contact Danielle Lauzon of Goodwin Procter LLP at (617) 570-1955.

Sincerely,
CONFORMIS, INC. /s/ Mark A. Augusti

Name:	Mark A. Augusti
Title:	President and Chief Executive Officer

cc: Danielle M. Lauzon, Goodwin Procter LLP

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